Mail Stop 3651

      March 24, 2006


Juliet F. Buck, Esq.
Nomura Asset Acceptance Corporation
2 World Financial Center
Building B, 21st Floor
New York, New York 10281

Re:	Nomura Asset Acceptance Corporation
	Registration Statement on Form S-3
	Filed February 28, 2006
      File No. 333-132108

Dear Ms. Buck,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements
5. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.
6. Please add information regarding the sponsors as required by Item
1104 of Regulation AB.
7. Please add the information regarding the trustees as required
Item
1109 of Regulation AB.

Cover
8. Please revise the cover page to briefly describe any credit enhancement or other support for the transaction. Refer to Item
1102(h) of Regulation AB.
9. Please identify the asset type(s) being securitized per Item
1102(c) of Regulation AB.

Important notice about information presented, page 3
10. The prospectus supplement should not vary from the prospectus but rather add to or supplement it. Please revise the second paragraph accordingly.

Summary of Terms, page 7
11. Please revise the summary to identify the participants in the transaction. Refer to Item 1103(a)(1) of Regulation AB.
12. Please revise the summary to identify any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

Prefunding Account, page 9
13. We note that you contemplate a prefunding account to purchase additional mortgages. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Conveyance of Subsequent Mortgage Loans, page S-39

14. Please revise the bracketed placeholders to show that you will disclose the percentage of the asset pool and any class or series of the asset-backed securities represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.
15. Please confirm that you will identify any limitations on the ability to add pool assets and the underwriting criteria for assets that may be added to the pool during prefunding period. Refer to Items 1111(g)(6) and (7) of Regulation AB.

Use of Proceeds, page 52
16. We note your reference to "net proceeds." Please disclose the amount of expenses payable from offering proceeds. Refer to Item
1107(j) of Regulation AB.

Base Prospectus


Credit Support, page 19
17. Please revise this section to describe the types of credit support you may use rather than limiting the disclosure only to examples.

Cash Flow Agreements, page 19
18. Similarly, revise this section to specify the types of cash flow agreements you may use rather than limiting the disclosure only to examples. To the extent you include derivative agreements, please clarify that these agreements are limited to interest rate or currency agreements, or otherwise advise us how the anticipated agreements would meet the definition of an asset backed security. Please refer to Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of
Regulation AB for a description of permissible derivative products.

Variable Rate, page 31
19. We note that certain securities, such as the floating rate and the variable rate securities, may pay interest based on an index or a referenced asset or instrument. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release
No. 33-8518. Please confirm that the interest rate will be calculated by an index or referenced asset or instrument that is debt like.

Description of Credit Support, page 74

General, page 74

20. Please revise the last bullet point to delete the phrase "any other method of credit support described in the prospectus supplement." All possible methods of credit support must be described in the base prospectus.

Derivatives Related to the Securities, page 80
21. Please revise where appropriate to include the bracketed disclosure you intend to use if the securities have a mandatory auction feature. Please confirm to us that there will be no involvement or control of any such auction by the issuer or any of its affiliates.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3750.


								Sincerely,


								Max A. Webb
								Assistant Director


cc:	Via Facsimile
	Serena M. Mentor
	Thacher Proffitt & Wood LLP
	(212) 912-7751




Nomura Asset Acceptance Corporation
March 24, 2006
Page1